UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


   DIVISION OF
CORPORATION FINANCE


                                                               April 9, 2020



  Nabyl Charania
  Chief Executive Officer, Director
  Rokk3r, Inc.
  2121 NW 2nd Avenue #203
  Miami, Florida 33127

          Re:     Rokk3r Inc.
                  Schedule 13E-3
                  Filed on April 3, 2020 by Rokk3r, Inc.
                  File No. 005-78571

  Dear Mr. Charania,

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

         Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

         If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

  Schedule 13E-3

  General

  1. Under General Instruction D.1. of Rule 13e-100, the Schedule 13E-3 is required to be filed on the same day that the associated Schedule 14C was filed. Please advise us why this filing was not made in accordance with this provision.

  2. The legend required by Rule 13e-3(e)(1)(iii) is required to appear on the outside front cover page of the disclosure document that must be distributed to unaffiliated security holders. As the Shareholder Letter included within the associated Schedule 14C is not a required disclosure under the federal securities laws, please revise to ensure that the legend appears on the outside front cover page of a federally-mandated disclosure document. Nabyl Charania
Rokk3r, Inc.
April 9, 2020
Page 2

3. Please advise us how the apparent conclusion was reached that none of the affiliates who executed the consents representing approximately 88% of the voting power of Rokk3r
   Common Stock were engaged in the Rule 13e-3 transaction. Refer to Rule 13e-3(b).

4. Please advise us how the disclosure required by paragraph (e) of Rule 13e-3 will be distributed to unaffiliated security holders. See Rule 13e-3(f)(1)(i).

Cover Page

5. Please correct the telephone and facsimile number for person authorized to receive notices on behalf of the filer. See Rule 13e-100.

6. Please provide us with a legal analysis that explains whether or not the filing fee was calculated in accordance Section 13(e)(4) of the Securities Exchange Act of 1934.

Introduction

7. The filing has been introduced as a "Rule 13E-3 Transaction Statement." Please revise to include the correct name and citation as specified by and provided within Rule 13e-100.

8. The disclosure indicates that the Board approved the reverse stock split on March 16, 2020.
   Affiliates of the issuer are then described as having produced consents authorizing the reverse stock split on the next day. Advise us, with a view toward revised disclosure, whether Rokk3r or any person acting on its behalf solicited such consents. Refer to Rule
   14a-1(l), which defines the term "solicit," and Rule 14a-1(f), which defines the term "proxy"
   to include consents. Please also provide us with a brief legal analysis that explains how the decision was reached for Rokk3r to file an information statement under
Section 14(c) instead
   of a proxy statement under Section 14(a) of the Securities Exchange Act of 1934.

9. The disclosure indicates "[t]he Reverse Stock Split is expected to take effect shortly following the mailing of a definitive Information Statement on Schedule 14C..." Please advise us, with a view toward revised disclosure, whether or not "shortly after" is intended to mean 20 days. See Rule 14c-2(b) of Regulation 14C which provision requires that the information statement must be distributed at least 20 calendar days before the corporate action may be taken pursuant to the consents or authorizations of security holders.

Item 13. Financial Statements, page 9

10. Audited financial statements for the two fiscal years required to be filed with Rokk3r's most recent annual report under Section 13(a) of the Securities Exchange Act must be included.
    Please advise us how the "required to be filed" proviso within associated
Item 1010(a) of
    Regulation M-A is being interpreted by Rokk3r given that the most recent annual report on
    Form 10-K reflects audited financial statements for the fiscal year end of December 31, 2018.
 Nabyl Charania
Rokk3r, Inc.
April 9, 2020
Page 3

11. Given that financial statements have been incorporated by reference in order to fulfill
    Rokk3r's disclosure obligations, summarized financial information must be included pursuant to Instruction 1 thereto. This summarized financial information is required to have been prepared in accordance with Item 1010(c) of Regulation M-A and must be printed in the disclosure document. Please revise to include the information required by
Item 1010(c)(1),
    or advise. For guidance relating to the application of a nearly identical instruction in the context of a tender offer, please refer to interpretation I.H.7 in our July 2001 Interim
    Supplement to the Manual of Publicly Available Telephone Interpretations accessible at:
    https://www.sec.gov/interps/telephone/phonesupplement3.htm

Exhibit (a)(1) | Preliminary Information Statement under cover of Schedule 14C

Letter to Stockholders

12. The disclosure indicates that the "Reverse Stock Split was approved by our Board on March
    13, 2020, and the Consenting Stockholders approved these actions by written consent in lieu of a special meeting on March 13, 2020..." These dates are inconsistent with those provided within the Schedule 13E-3. Please reconcile these disclosures.

Determination of the Company's Board of Directors, page 8

13. Please revise to state, if true, that the Board produced the fairness determination on behalf of
    Rokk3r. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A, by their terms, apply to the subject company of the Rule 13e-3 transaction as distinguished from the Board. The term "subject company" is defined in Item 1000(f) of Regulation M-A.

14. Please revise to indicate, if true, that a specific going concern value was not calculated or considered by the Board on behalf of Rokk3r when the required fairness determination was made. Refer to Instruction 2(iv) of Item 1014 of Regulation M-A and Questions and
    Answers 20-21 in Exchange Act Release 17719 (April 13, 1981).

Q: What are some of the advantages of the Reverse Stock Split?, page 11

15. Please identify the constituency or constituencies expected to benefit from the anticipated annual savings of $900,000 in regulatory compliance-related costs. Refer to
Item 7 of
    Schedule 13E-3, Item 1013 of Regulation M-A and corresponding Instruction 2 to Item 1013.

Effects of the Reverse Stock Split on Affiliated Stockholders, page 29

16. Rokk3r suffered net operating losses in fiscal years ending 2017 and 2018. Please revise to specify, if true, that the affiliated stockholders are expected to become the beneficiaries of
    Rokk3r's future use of any net operating loss carryforwards. Please quantify that benefit to the extent practicable. See Instruction 2 to Item 1013(d) of Regulation
M-A.
 Nabyl Charania
Rokk3r, Inc.
April 9, 2020
Page 4

       We remind you that Rokk3r, Inc. is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact me at (202) 551-3266 with any questions.


                                                          Sincerely,

                                                          /s/ Nicholas P. Panos

                                                          Nicholas P. Panos
                                                          Senior Special
Counsel
                                                          Office of Mergers &
Acquisitions

cc: Peter Jaslow, Esq.